UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32330

NorthStar Realty Finance Corp.

(Colony NorthStar, Inc. on behalf of NorthStar Realty Finance Corp.)

(Exact name of registrant as specified in its charter)

515 S. Flower St., 44th Floor

Los Angeles, CA 90071

Telephone number: (310) 282-8820

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

8.75% Series A Cumulative Redeemable Preferred Stock, $0.01 par value

8.25% Series B Cumulative Redeemable Preferred Stock, $0.01 par value

8.875% Series C Cumulative Redeemable Preferred Stock, $0.01 par value

8.500% Series D Cumulative Redeemable Preferred Stock, $0.01 par value

8.75% Series E Cumulative Redeemable Preferred Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 0

8.75% Series A Cumulative Redeemable Preferred Stock: 0

8.25% Series B Cumulative Redeemable Preferred Stock: 0

8.875% Series C Cumulative Redeemable Preferred Stock: 0

8.500% Series D Cumulative Redeemable Preferred Stock: 0

8.75% Series E Cumulative Redeemable Preferred Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Colony NorthStar, Inc., on behalf of NorthStar Realty Finance Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 23, 2017

COLONY NORTHSTAR, INC., on behalf of NorthStar Realty Finance Corp.

By:	/s/ David A. Palamé
David A. Palamé
Chief Compliance Officer